SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (Name of Subject Company)


                              3-D GEOPHYSICAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88553V107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOEL FRIEDMAN
                                    CHAIRMAN
                              3-D GEOPHYSICAL, INC.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 317-1234

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the person(s) filing statement)

                            -------------------------

         This Amendment No. 3 amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9, as amended (the "Schedule 14D-9") filed by 3-D Geophysical, Inc. (the "Company") on March 13, 1998 with respect to a tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 and pursuant to the Agreement and Plan of Merger dated as of March 8, 1998, among Western, Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


         On March 27, 1998 the Company and Western issued a press release announcing that they had entered into a settlement in principle of the lawsuit brought in the Court of Chancery of the State of Delaware on behalf of a purported class of public shareholders of the Company. In connection with such settlement the Company, Western and WAI entered into an amendment (the "Amendment") to the Agreement and Plan of Merger dated as of March 8, 1998 by and among the Company, Western and WAI (the "Merger Agreement"). Pursuant to the Amendment the Termination Fee (as defined, and payable by the Company to Western under the circumstances set forth in the Merger Agreement) has been reduced to $4,000,000.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(5) - Text of Press Release issued by Western and the Company on March 27, 1998.

(c)(15) -      Amendment to Agreement and Plan of Merger,  dated March 27, 1998, by and among the Company, WAI and Western.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 1998

                                            3-D GEOPHYSICAL, INC.


                                            By:   /s/ Joel Friedman
                                                  -----------------
                                                  Name: Joel Friedman
                                                  Title:  Chairman

                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(5) - Text of Press Release issued by Western and the Company on March 27, 1998.

(c)(15) -      Amendment to Agreement and Plan of Merger,  dated March 27, 1998, by and among the Company, WAI and Western.

                                                                 Exhibit (a)(5)

                                  Press Release

         (HOUSTON and LITTLETON, Colorado, March 27) - 3-D Geophysical, Inc. and Western Atlas Inc. today announced that they have agreed to amend their previously-announced merger agreement to provide, effective immediately, that the termination fee payable under certain circumstanced by 3-D Geophysical, Inc. to Western Atlas Inc. shall be reduced from $5.5 million to $4.0 million. Pursuant to the merger agreement dated as of March 8, 1998, which was unanimously approved by 3-D Geophysical's Board of Directors, Western Atlas, through its wholly owned subsidiary WAI Acquisition Corp., has commenced a tender offer, which its wholly owned subsidiary WAI Acquisition Corp., has commenced a tender offer, which unless extended will expire at 12:00 midnight, New York City time, on April 9, 1998, for all outstanding shares of 3-D common stock at a purchase price of $9.65 per share in cash.

         The amendment was made in connection with the settlement in principle of a lawsuit brought in the Court of Chancery of the State of Delaware on behalf of a purported class of public shareholders of 3-D Geophysical seeking to enjoin the tender offer and the merger. In addition, in connection with the settlement, 3-D announced that it would mail to its stockholders of record information reflecting its results of operations for the three and twelve months ended December 31, 1997.

         Both 3-D Geophysical and Western Atlas have denied any wrongdoing or liability in connection with the allegations made in the lawsuit, and said that they had agreed to the settlement in principle to avoid the burdens and distractions of litigation.

         In addition,  effective March 26, 1998 Western Atlas has received early
termination  of  the  waiting  period  under  the  Hart-Scott-Rodino   Antitrust
Improvements Act of 1976 with respect to the acquisition of 3-D Geophysical.

         3-D Geophysical operates land-based and shallow-water seismic data acquisition systems utilizing state-of-the-art recording equipment. The company also offers data processing services in Mexico. Western Atlas Inc., based in Houston, Texas is one of the world's leading oilfield services companies, providing seismic, well-logging, and reservoir information services to the energy industry.

                                                                 Exhibit (c)(15)


                    AMENDMENT TO AGREEMENT AND PLAN OF MERGER


         THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (hereinafter called this "Amendment"), is entered into as of March 27, 1998, by and among Western Atlas Inc., a Delaware corporation ("Parent"), WAI Acquisition Corp., a Delaware corporation and a subsidiary of Parent (the "Purchaser"), and 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and is made with reference to that certain Agreement and Plan of Merger dated as of March 8, 1998 among Parent, the Company and Purchaser (the "Merger Agreement"). Capitalized terms used herein shall have the meanings assigned in the Merger Agreement unless otherwise defined herein.

         WHEREAS, in connection with the settlement of certain litigation the Company, the Purchaser and Parent (collectively, the "Parties") desire to amend the Merger Agreement as set forth herein.

         NOW, THEREFORE in consideration of the premises and of the agreements herein contained and for other good and valuable consideration, the Parties hereto agree as follows:

         1. Termination Fee. Section 8.03(b) of the Merger Agreement is hereby amended by deleting the phrase "$5,500,000 (the "Termination Fee")" and substituting in place thereof the phase "$4,000,000 (the "Termination Fee"):.

         2. Effect. Except as specifically provided for herein, the Merger Agreement shall otherwise remain in full force and effect.

         3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

                                             WESTERN ATLAS INC.


                                             By: /s/ James E. Brasher
                                                 --------------------
                                             Name:  James E. Brasher
                                             Title: Senior Vice President


                                             WAI ACQUISITION CORP.



                                             By: /s/ James E. Brasher
                                                 --------------------
                                             Name:  James E. Brasher
                                             Title: Vice President



                                              3-D GEOPHYSICAL, INC.

                                              By: /s/ Joel Friedman
                                                  -----------------
                                                  Name: Joel Friedman
                                                  Title:  Chairman


                                      - 2 -